Exhibit 99.3

EMAIL TO CUSTOMERS

Date: February 23, 2009
Subject: Breaking News from AMICAS

LETTER FROM THE CEO

I have some exciting news to share with you. You may have already seen our press release regarding AMICAS’ intent to acquire Emageon Inc. I wanted to take a moment and share some highlights about this very exciting acquisition.

For a little background, Emageon provides information technology systems for hospitals, healthcare networks, and other imaging facilities. The Emageon family of solutions includes image management solutions for radiology, cardiology, and other image-intensive specialties. Emageon has an impressive presence in the image and information management market for Integrated Delivery Networks.

Emageon is an organization with a mission and goals that are very similar to AMICAS’. While AMICAS and Emageon have approached the market with different strategies, we believe that our strategies and our businesses are highly complementary.

Together, we believe that AMICAS and Emageon will be the undisputed independent leader in image and information management with over 1,000 customers. As one organization, we’ll bring together the best employees, customers, and solutions in image and information management - including radiology PACS, radiology information systems, cardiology PACS, cardiovascular information systems, referring physician tools, business intelligence tools, enterprise content management systems, and revenue cycle management systems.
I’m really looking forward to sharing more with you in the coming weeks and months. In the meantime, we’ve done our best to anticipate some of your questions regarding this acquisition. Click here to find answers to some questions that might be on your mind.
I look forward to seeing many of you at ANCC ‘09!
All the best,

Stephen Kahane MD, CEO

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At the time the tender offer is commenced, a subsidiary of AMICAS intends to file with the SEC and mail to Emageon’s stockholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and Emageon intends to file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These documents will contain important information about AMICAS, Emageon, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available. Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by AMICAS and Emageon through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations departments of AMICAS or Emageon.